UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES

PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

SEC USE ONLY

1(a) NAME OF ISSUER	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
Guaranty Bancshares, Inc.	75-1656431	001-38087		(e) TELEPHONE NO
1(d) ADDRESS OF ISSUER	CITY	STATE	ZIP CODE	AREA CODE	NUMBER
16475 Dallas Parkway, Suite 600	Addison	TX	75001	903	572-9881

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) RELATIONSHIP TO ISSUER	(c) ADDRESS (STREET, CITY, STATE, ZIP CODE)
Robert Patrick Sharp Lifetime Trust	Director/Officer	16475 Dallas Parkway, Suite 600, Addison, Texas 75001

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Common Stock	LPL Financial 75 State Street, 22nd Floor Boston, MA 02109		2,203(1)	$72,369(2)	11,534,393	(3)	NASDAQ

INSTRUCTIONS:
1.	(a)	Name of issuer
	(b)	Issuer’s I.R.S. Identification Number
	(c)	Issuer’s S.E.C. file number, if any
	(d) (e)	Issuer’s address, including zip code Issuer’s telephone number, including area code

2.	(a)	Name of person for whose account the securities are to be sold
	(b)	Such person’s relationship to the issuer (e.g., officer, director, 10 percent stockholder, or member of immediate family of any of the foregoing)
	(c)	Such person’s address, including zip code

3.	(a)	Title of the class of securities to be sold
	(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(e)

Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

Approximate date on which the securities are to be sold

(f)
	(g)	Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE I—SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Name of Acquisition Transaction	Name of Person From Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	08/03/2018	Open market	N/A	2,203	08/03/2018	Cash

INSTRUCTIONS:	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II—SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of the Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
None

Remarks:

(1)

On September 4, 2019, the reporting person entered into a Rule 10b5-1 trading plan with LPL Financial LLC, which contemplates the sale of up to 2,203 shares of the Issuer’s common stock from September 8, 2019 to September 8, 2020 under the parameters set forth in the plan. The reporting person filed an Amended Form 144 on September 9, 2020 for the proposed sale of the 2,203 shares from September 8, 2019 to September 8, 2020, however, none of the shares have been sold as of the date of this filing.

(2)	Based on closing market price of $32.85 on December 06, 2019.
(3)

Any sales by the reporting person will occur under the terms of a Rule 10b5-1 trading plan, which contemplates the sale of up to 2,203 shares of the Issuer’s common stock from September 8, 2019 to September 8, 2020 under certain specified conditions.

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

December 9, 2019	/s/ Randall R. Kucera, as attorney in fact
Date of Notice	(Signature)

September 4, 2019 Date of Plan Adoption or Giving of Instruction, if Relying on Rule 10b5-1.	The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)